SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

View, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

92671V106

(CUSIP Number)

January 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons CF Finance Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 14,361,160 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 14,361,160 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,361,160 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.5% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Includes 13,994,494 shares of Class A common stock, par value $0.0001 per share (the “Common Stock”) of View, Inc. (the “Issuer”) and 366,666 shares of Common Stock underlying a like amount of warrants to purchase the Issuer’s Common Stock at a price of $11.50 per share, subject to the terms thereof.

(2)	This percentage is calculated based on 221,505,840 shares of Common Stock outstanding as of November 3, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

1.	Names of Reporting Persons Cantor Fitzgerald, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 23,408,860 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,408,860 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,408,860 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.9% (2)
12.	Type of Reporting Person (see instructions) PN

(1)	Includes the securities held of record by CF Finance Holdings II, LLC, CF Principal Investments LLC. and Cantor Fitzgerald & Co.

(2)	This percentage is calculated based on 221,505,840 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

1.	Names of Reporting Persons CF Group Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 23,408,860 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,408,860 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,408,860 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.9% (2)
12.	Type of Reporting Person (see instructions) CO

(1)	Includes the securities directly held by CF Finance Holdings II, LLC, CF Principal Investments LLC and Cantor Fitzgerald & Co.

(2)	This percentage is calculated based on 221,505,840 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

1.	Names of Reporting Persons Howard W. Lutnick
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 23,408,860 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,408,860 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,408,860 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.9% (2)
12.	Type of Reporting Person (see instructions) IN

(1)	Includes the securities directly held record by CF Finance Holdings II, LLC, CF Principal Investments LLC and Cantor Fitzgerald & Co.

(2)	This percentage is calculated based on 221,505,840 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

1.	Names of Reporting Persons CF Principal Investments LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,859,813 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,859,813 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,859,813 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.8% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Includes the number of shares of Common Stock issuable upon conversion of the Issuer’s 6.00% / 9.00% Convertible Senior PIK Toggle Notes due 2027 (the “Convertible Notes”), assuming a conversion rate of 747.6636 shares of Common Stock per $1,000 principal amount of Convertible Notes, without regard to the Blocker (as defined below). The Convertible Notes contain a “blocker” provision (the “Blocker”), which prohibits the conversion of any portion of the Convertible Note, if after giving effect to such conversion, the holder and its affiliates would beneficially own in excess of 9.99% of the outstanding shares of Common Stock. Based on 221,505,840 shares of Common Stock outstanding (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on November 8, 2022), and 23,408,860 shares of Common Stock owned by the Reporting Persons as a group, the Convertible Note could be converted, for an aggregate of 8,461,300 shares of Common Stock.

(2)	This percentage is calculated based on 221,505,840 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022, without regard to the Blocker.

1.	Names of Reporting Persons Cantor Fitzgerald Securities
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,859,813 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,859,813 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,859,813 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.8% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Includes the securities directly held by CF Principal Investments LLC.

(2)	This percentage is calculated based on 221,505,840 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022, without regard to the Blocker.

1.	Names of Reporting Persons Cantor Fitzgerald & Co.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 187,887
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 187,887
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,887
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1% (1)
12.	Type of Reporting Person (see instructions) BD

(1)	This percentage is calculated based on 221,505,840 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

This Schedule 13G/A amends and supplements the Schedule 13G filed with the Securities and Exchange Commission on October 21, 2022 (as amended from time to time, the “Schedule 13G”) by CF Finance Holdings II, LLC, a Delaware limited liability company (the “Sponsor”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”), Howard W. Lutnick, CF Principal Investments LLC, a Delaware limited liability company (“CFPI”), Cantor Fitzgerald Securities, a New York general partnership, (“CFS”) and Cantor Fitzgerald & Co., a New York general partnership (“CF&Co.” and, together with the Sponsor, Cantor, CFGM, CFPI, CFS and Mr. Lutnick, the “Reporting Persons”), relating to their beneficial ownership in View, Inc. (formally known as CF Finance Acquisition Corp. II, the “Issuer”).

As of the date hereof, the Reporting Persons as a group beneficially own 22,408,860 shares of Common Stock, assuming the number of shares of Common Stock that could be issued upon conversion of certain Convertible Notes, assuming a conversion rate of 747.6636 shares of Common Stock per $1,000 principal amount of Convertible Notes, without regard to the Blocker. The Convertible Note contains a “blocker” provision, which prohibits the conversion of any portion of the Convertible Notes if, after giving effect to such conversion, the holder and its affiliates would beneficially own in excess of 9.99% of the outstanding shares of Common Stock. As of January 1, 2023, based on 221,505,840 shares of Common Stock outstanding (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on November 8, 2022), and 23,408,860 shares of Common Stock owned by the Reporting Persons, the Convertible Note could be converted for an aggregate of 8,461,300 shares of Common Stock.

Item 1(a).	Name of Issuer: View, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 195 S. Milpitas Blvd. Milpitas, CA 95035

Item 2(a).

Name of Person Filing:

CF Finance Holdings II, LLC (the “Sponsor”)

Cantor Fitzgerald, L.P. (“Cantor”)

CF Group Management, Inc. (“CFGM”)

Howard W. Lutnick

CF Principal Investments LLC (“CFPI”)

Cantor Fitzgerald Securities (“CFS”)

Cantor Fitzgerald & Co. (“CF&Co.”)

The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor and CF&Co. and directly or indirectly controls the managing general partner of CFS, which is the sole member of CFPI. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 110 East 59th Street, New York, New York 10022

Item 2(c).	Citizenship: Each of the Sponsor, Cantor, and CFPI were organized in Delaware. Each of CFGM, CFS and CF&Co. were organized in New York. Mr. Lutnick is a United States Citizen.

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 92671V106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

The following information is presented as of January 1, 2023.

Fund Entities	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (6)
CF Finance Holdings II, LLC(1)	14,361,160	0	14,361,160	0	14,361,160	6.5%
Cantor Fitzgerald L.P. (2)	0	23,408,860	0	23,408,860	0	9.9%
CF Group Management, Inc. (2)	0	23,408,860	0	23,408,860	23,408,860	9.9%
Howard W. Lutnick (2)	0	23,408,860	0	23,408,860	23,408,860	9.9%
CF Principal Investments LLC (3)	8,859,813	0	8,859,813	0	8,859,813	3.8%
Cantor Fitzgerald Securities (4)	0	8,859,813	0	8,859,813	8,859,813	3.8%
Cantor Fitzgerald & Co. (5)	187,887	0	187,887	0	187,887	0.1%

(1)	Includes 13,994,494 shares of Common Stock and 366,666 shares of Common Stock underlying a like amount of warrants to purchase shares of Common Stock at a price of $11.50 per share subject to the terms thereof.

(2)	Includes the securities directly held by CF Finance Holdings II, LLC, CF Principal Investments LLC and Cantor Fitzgerald & Co.

(3)	Includes the number of shares of Common Stock issuable upon conversion of the Convertible Notes, assuming a conversion rate of 747.6636 shares of Common Stock per $1,000 principal amount of Convertible Notes, without regard to the Blocker. The Convertible Notes contain a Blocker, which prohibits the conversion of any portion of the Convertible Notes if, after giving effect to such conversion, the holder and its affiliates would beneficially own in excess of 9.99% of the outstanding shares of Common Stock. Based on 221,505,840 shares of Common Stock outstanding (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on November 8, 2022), and 23,408,860 shares of Common Stock owned by the Reporting Persons as a group, the Convertible Note could be converted for an aggregate of 8,461,300 shares of Common Stock.

(4)	Includes the securities directly held by CFPI.

(5)	Includes 187,887 shares of Common Stock received in consideration of a transaction fee in connection with an agreement to act as an exclusive financial advisor to CF Finance Acquisition Corp. II.

(6)

All percentages above are calculated based on 221,505,840 shares of Common Stock outstanding as of November 3, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022 and (other than percentages with respect to CFPI and CFS) give effect to the Blocker, which prohibits the conversion of any portion of the Convertible Notes if, after giving effect to such conversion, the holder and its affiliates would beneficially own in excess of 9.99% of the outstanding shares of Common Stock.

Percentages solely with respect to CFPI and CFS give effect to the full conversion of the Convertible Notes without regard to the Blocker.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of a Group Not applicable

Item 10.

Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

CF Finance Holdings II, LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Principal Investments LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald Securities

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald & Co.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman

/s/ Howard W. Lutnick

JOINT FILING AGREEMENT

View, Inc.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13G and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2023.

CF Finance Holdings II, LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Principal Investments LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald Securities

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald & Co.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman

/s/ Howard W. Lutnick